

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 22, 2010

Mr. Mark D. Severini
Chief Executive Officer and Principal Financial Officer
Augme Technologies, Inc.
43 West 24th Street, Suite 11B
New York, NY 10010

> **RE: Modavox, Inc.**
> **Form 10-K for the year ended February 28, 2009**
> **Filed June 15, 2009**
> **Form 10-Q for the quarterly period ended November 30, 2009**
> **Filed January 19, 2010**
> **File No. 333-57818**

Dear Mr. Severini:

We have completed our review of your filing and have no further comments at this time.


Sincerely,
/s Robert Bartelmes, for

Larry Spirgel
Assistant Director
